 

B20250088608

B3628-5895 04/23/2025 1:29 PM Received by California Secretary of State



STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF INCORPORATION
CA GENERAL STOCK CORPORATION

California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 657-5448

For Office Use Only
-FILED-
File No.: B20250088608
Date Filed: 4/23/2025

Corporation Name	
Corporation Name	Good Tenants Services

Initial Street Address of Principal Office of Corporation	
Principal Address	1276 N HARBOR BLVD SUITE B SANTA ANA, CA 92703

Initial Mailing Address of Corporation	
Mailing Address	1276 N HARBOR BLVD SUITE B SANTA ANA, CA 92703
Attention	Jessie Hunter

Agent for Service of Process	
Agent Name	Jessie L Hunter
Agent Address	1276 N HARBOR BLVD SUITE B SANTA ANA, CA 92703

Shares

The total number of shares the corporation is authorized to issue is: 24,700,000

Does the corporation have more than one class or series of shares? No

Purpose Statement

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By checking this box, I acknowledge that I am electronically signing this document as the incorporator of the Corporation and that all information is true and correct.

Jessie Hunter	*04/23/2025*
Incorporator Signature	Date